EON COMMUNICATIONS CORPORATION

1703 Sawyer Road

Corinth, Mississippi 38834

May 1, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Mr. Larry Spirgel, Assistant Director

RE:	eOn Communications Corporation

Registration Statement on Form S-4

File No. 333-193837

Request for Acceleration of Effectiveness

Dear Mr. Spirgel:

In accordance with Rule 461 under the Securities Act of 1933, as amended, eOn Communications Corporation (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-4, file number 333-193837, so that it will be declared effective on Monday, May 5, 2014 at 3:00 p.m. Eastern Time, or as soon as practicable thereafter.

This letter will confirm that the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our counsel, Jackie Prester, of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, at 901-577-8114 if you have any questions concerning this request.

Very truly yours,

eOn Communications Corporation

By:	/s/ Steven Swartz
Steven Swartz
Principal Executive Officer